October 1, 2019

Sally Samuel

Branch Chief

Office of Insurance Products

Division of Investment Management

U.S Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549-0506

RE:                          Registration Statement for MVP VUL 11 Flexible Premium Life Insurance Policy (333-231310) funded by Pacific Select Exec Separate Account (File Number 811-05563) of Pacific Life Insurance Company, Request for Acceleration

Pursuant to Rule 461 under the Securities Act of 1933, we hereby request on behalf of Pacific Life Insurance Company and Pacific Select Distributors, LLC (collectively “Registrants”), acceleration of the effective date of the above referenced Registration Statement to October 7, 2019, or as soon thereafter as practicable.

Sincerely,

PACIFIC SELECT EXEC SEPARATE ACCOUNT OF PACIFIC LIFE INSURANCE COMPANY

By:	/s/ Brandon J. Cage
Brandon J. Cage
Assistant Vice President, Counsel

PACIFIC SELECT DISTRIBUTORS, LLC

By:	/s/ Christopher van Mierlo
Christopher van Mierlo
Chief Executive Officer